                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                           KELLSTROM INDUSTRIES, INC.

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                                (Name of Issuer)

                          COMMON STOCK, $5.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   465140-10-1
                                   -----------
                                 (CUSIP Number)

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                         660 Madison Avenue, 20th Floor
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 17, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE   2   OF    10   PAGES
           --------------------------                 -----     ------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                       Bedford Falls Investors, L.P.
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2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
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3   SEC Use Only
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4   Source of Funds*     WC, 00
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
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6   Citizenship or Place of Organization          Delaware
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  Number of                   7     Sole Voting Power               290,740
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power             0
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power          290,740
  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power          0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    290,740
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
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13  Percent of Class Represented by Amount in Row (11)         3.69%
--------------------------------------------------------------------------------
14  Type of Reporting Person*        PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                     PAGE   3   OF   10   PAGES
           --------------------------                 -----     ------

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                               Metropolitan Capital Advisors, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
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3   SEC Use Only
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4   Source of Funds*       None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization         Delaware
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  Number of                   7     Sole Voting Power        4,375
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power      290,740
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power   4,375
  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power   290,740
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person   295,115
        *Includes 290,740 as General Partner of Bedford Falls Investors, L.P.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)           3.75%
--------------------------------------------------------------------------------
14  Type of Reporting Person*          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                    PAGE   4   OF    10   PAGES
           --------------------------                -----     ------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                         Metropolitan Capital Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization          New York
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power         0
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power       295,115
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power    0
  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power    295,115
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person   295,115*
       *As General Partner of Metropolitan Capital Advisors, L.P.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)         3.75%
--------------------------------------------------------------------------------
14  Type of Reporting Person*          CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                   PAGE   5   OF    10   PAGES
           --------------------------                -----     ------

--------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                          Metropolitan Capital Partners II, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         00
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization          New York
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power            28,918
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power          0
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power       28,918
  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person    28,918*
          *As Investment Advisor to Managed Accounts
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)       0.3%
--------------------------------------------------------------------------------
14  Type of Reporting Person*        PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                  PAGE   6   OF    10   PAGES
          --------------------------                -----     ------

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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       KJ Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization          New York
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power            0
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power          28,918
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power       0
  Reporting                   --------------------------------------------------
  Person With                 10  Shared Dispositive Power       28,918
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person  28,918*
            *As General Partner of Metropolitan Capital Partners II, L.P.
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12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)       0.3%
--------------------------------------------------------------------------------
14  Type of Reporting Person*           CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                   PAGE   7   OF    10   PAGES
          --------------------------                -----     ------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person        Jeffrey Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization         U.S.A.
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power            0
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power          357,283
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power       0
  Reporting                   --------------------------------------------------
  Person With                 10   Shared Dispositive Power      357,283
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     357,283
 -------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)            4.53%
--------------------------------------------------------------------------------
14  Type of Reporting Person*      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.        465140-10-1                  PAGE   8   OF    10   PAGES
         --------------------------                -----     ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person        Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |X|
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3   SEC Use Only
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4   Source of Funds*                                          None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization       U.S.A.
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power            0
  Shares                      --------------------------------------------------
  Beneficially                8     Shared Voting Power          357,283
  Owned by                    --------------------------------------------------
  Each                        9     Sole Dispositive Power       0
  Reporting                   --------------------------------------------------
  Person With                 10   Shared Dispositive Power      357,283
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person  357,283
 -------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)             4.53%
--------------------------------------------------------------------------------
14  Type of Reporting Person*              IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP NO. 465140-10-1                                      PAGE   9   OF   10
                                                               -------    -----


THIS AMENDMENT NO. 3 AMENDS THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON JULY 3, 1995, AS AMENDED JANUARY 10, 1996 AND JANUARY 15, 1997 JOINTLY ON BEHALF OF BEDFORD FALLS INVESTORS, L.P. AND CERTAIN OTHER REPORTING PERSONS.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     As a result of an increase in the number of outstanding shares of Common Stock of the Issuer, the percentage of outstanding shares beneficially owned by each Reporting Person has fallen below 5%. The percentage of outstanding shares beneficially owned by each Reporting Person has been computed based upon 7,878,774 shares outstanding as reported in the Issuer's Form 10-Q for September 30, 1997. Unless the Reporting Persons acquire additional shares of Common Stock of the Issuer representing beneficial ownership of 5% or more of the outstanding shares, the Reporting Persons shall have no further reporting obligations with respect to this Schedule 13D.

CUSIP NO. 465140-10-1                                 PAGE   10   OF   10
                                                           ------     ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                              BEDFORD FALLS INVESTORS, L.P.
                              By: Metropolitan Capital Advisors, L.P.
                                  Its Sole General Partner

                                  By: Metropolitan Capital Advisors, Inc.
                                       Its Sole General Partner


                                  By: /s/ Karen Finerman
                                      ------------------------------------------
                                       Karen Finerman, President


                              METROPOLITAN CAPITAL ADVISORS, L.P.
                              By: Metropolitan Capital Advisors, Inc.
                                  Its Sole General Partner


                                  By: /s/ Karen Finerman
                                      ------------------------------------------
                                       Karen Finerman, President


                              METROPOLITAN CAPITAL ADVISORS, INC.

                                  By: /s/ Karen Finerman
                                      ------------------------------------------
                                       Karen Finerman, President



                              METROPOLITAN CAPITAL PARTNERS II, L.P.

                              By: KJ Advisors, Inc.
                                  Its Sole General Partner


                                  By: /s/ Jeffrey Schwarz
                                      ------------------------------------------
                                       Jeffrey Schwarz
                                       Chief Executive Officer



                              KJ Advisors, Inc.


                                  By: /s/ Jeffrey Schwarz
                                      ------------------------------------------
                                       Jeffrey Schwarz, Chief Executive Officer



                                      /s/ Jeffrey Schwarz
                                      ------------------------------------------
                                       Jeffrey Schwarz


                                      /s/ Karen Finerman
                                       -----------------------------------------
                                       Karen Finerman





Dated as of:  February 24, 1998